SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          AMENDMENT NO. 1

            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                            August 7, 1996
       (Date of Event Which Requires Filing of This Statement)

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    Donald D. Dreher

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00, PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   588,612
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   588,612
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   588,612

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   16.6%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .  Joseph G. Hill

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .  ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00, PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   245,773
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   245,773
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   245,773

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   7.6%

(14) Type of reporting person  . . . . . . . . .  IN

                           CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    Pattco, Inc.

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   1,390,369
(8)  Shared voting power. . . . . . . . . . . .           0
(9)  Sole dispositive power . . . . . . . . . .   1,390,369
(10) Shared dispositive power . . . . . . . . .           0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,390,369

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   33.2%

(14) Type of reporting person  . . . . . . . . .  CO

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    James A.
                                                  Patterson

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   1,390,369
(8)  Shared voting power. . . . . . . . . . . .           0
(9)  Sole dispositive power . . . . . . . . . .   1,390,369
(10) Shared dispositive power . . . . . . . . .           0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   1,390,369

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   33.2%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  C. Edward
                                                  Glasscock

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF, BK

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   513,223
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   513,223
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   513,223

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   14.8%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  Charles S. Cassis


     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .        0
(8)  Shared voting power. . . . . . . . . . . .   82,685
(9)  Sole dispositive power . . . . . . . . . .        0
(10) Shared dispositive power . . . . . . . . .   82,685

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   82,685

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   2.7%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  R. James Straus


     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .        0
(8)  Shared voting power. . . . . . . . . . . .   31,283
(9)  Sole dispositive power . . . . . . . . . .        0
(10) Shared dispositive power . . . . . . . . .   31,283

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   82,685

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   1.0%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  Scott W. Dolson


     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .        0
(8)  Shared voting power. . . . . . . . . . . .   20,855
(9)  Sole dispositive power . . . . . . . . . .        0
(10) Shared dispositive power . . . . . . . . .   20,855

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   20,855

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   0.7%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  James A. Giesel


     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .        0
(8)  Shared voting power. . . . . . . . . . . .   13,904
(9)  Sole dispositive power . . . . . . . . . .        0
(10) Shared dispositive power . . . . . . . . .   13,904

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   13,904

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   0.5%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  Mark R. Feather


     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .        0
(8)  Shared voting power. . . . . . . . . . . .   13,904
(9)  Sole dispositive power . . . . . . . . . .        0
(10) Shared dispositive power . . . . . . . . .   13,904

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   13,904

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   0.5%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  Arthur S. Beeman


     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .        0
(8)  Shared voting power. . . . . . . . . . . .   13,904
(9)  Sole dispositive power . . . . . . . . . .        0
(10) Shared dispositive power . . . . . . . . .   13,904

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   13,904

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   0.5%

(14) Type of reporting person  . . . . . . . . .  IN

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  Alan K. MacDonald


     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .        0
(8)  Shared voting power. . . . . . . . . . . .   10,429
(9)  Sole dispositive power . . . . . . . . . .        0
(10) Shared dispositive power . . . . . . . . .   10,429

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   10,429

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   0.3%

(14) Type of reporting person  . . . . . . . . .  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.10 par value (the "Common Stock"), of DMI
Furniture, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at One
Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40202

Item 2.   Identity and Background.

     1.   Donald D. Dreher

          (a)  Name:  Donald D. Dreher

          (b)  Business Address:   DMI Furniture, Inc.
                                   One Oxmoor Place
                                   101 Bullitt Lane
                                   Louisville, Kentucky 40222

          (c) Principal Occupation: Chairman, President and Chief Executive Officer of the Issuer.

          (d) During the last five years, Mr. Dreher has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Dreher was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Dreher is a United States citizen.

     2.   Joseph G. Hill

          (a)  Name: Joseph G. Hill

          (b)  Business Address:   DMI Furniture, Inc.
                                   One Oxmoor Place
                                   101 Bullitt Lane
                                   Louisville, Kentucky 40222

          (c) Principal Occupation: Vice President-Finance, Chief Financial Officer, Secretary and Treasurer of the
               Issuer.

          (d) During the last five years, Mr. Hill has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Hill was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Hill is a United States citizen.

     3.   Pattco, Inc.

          (a)  Name: Pattco, Inc.

          (b)  State of Incorporation: Kentucky

          (c) Principal Business: Venture capital and management services.

          (d)  Business Address:   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (e)  Principal Office:   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (f) During the last five years, Pattco, Inc. has not been convicted in a criminal proceeding.

          (g) During the last five years, Pattco, Inc. was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

     4.   James A. Patterson

          (a)  Name: James A. Patterson

          (b)  Business Address:   Pattco, Inc.
                                   10000 Shelbyville Road
                                   Suite 100
                                   Louisville, KY 40223

          (c)  Principal Occupation: Chairman and President of
               Pattco, Inc.

          (d) During the last five years, Mr. Patterson has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Patterson was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Patterson is a United States citizen.

     5.   C. Edward Glasscock

          (a)  Name: C. Edward Glasscock

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Chairman of Brown,
               Todd & Heyburn PLLC, a law firm.

          (d) During the last five years, Mr. Glasscock has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Glasscock was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Glasscock is a United States citizen.

     6.   Charles S. Cassis

          (a)  Name: Charles S. Cassis

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Brown, Todd & Heyburn PLLC.

          (d) During the last five years, Mr. Cassis has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Cassis was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Cassis is a United States citizen.

     7.   R. James Straus

          (a)  Name: R. James Straus

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Brown, Todd & Heyburn PLLC.

          (d) During the last five years, Mr. Straus has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Straus was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Straus is a United States citizen.

     8.   Scott W. Dolson

          (a)  Name: Scott W. Dolson

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Brown, Todd & Heyburn PLLC.

          (d) During the last five years, Mr. Dolson has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Dolson was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Dolson is a United States citizen.

     9.   James A. Giesel

          (a)  Name: James A. Giesel

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Brown, Todd & Heyburn PLLC.

          (d) During the last five years, Mr. Giesel has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Giesel was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Giesel is a United States citizen.

     10.  Mark R. Feather

          (a)  Name: Mark R. Feather

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Brown, Todd & Heyburn PLLC.

          (d) During the last five years, Mr. Feather has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Feather was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Feather is a United States citizen.

     11.  Arthur S. Beeman

          (a)  Name: Arthur S. Beeman

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c) Principal Occupation: Attorney; Brown, Todd & Heyburn PLLC. Prior to December 1995, Mr. Beeman practiced with the law firm of Robins, Kaplan, Miller & Ciresi, 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota 55402.

          (d) During the last five years, Mr. Beeman has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Beeman was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Beeman is a United States citizen.

     12.  Alan K. MacDonald

          (a)  Name: Alan K. MacDonald

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Brown, Todd & Heyburn PLLC.

          (d) During the last five years, Mr. MacDonald has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. MacDonald was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. MacDonald is a United States citizen.

Item 3.   Sources and Amount of Funds or Other Consideration.

     On August 2, 1996, Donald D. Dreher, Joseph G. Hill, Pattco, Inc., C. Edward Glasscock, Charles S. Cassis, R. James Straus, Scott W. Dolson, James A. Giesel, Mark R. Feather, Arthur S. Beeman, and Alan K. MacDonald (the "Investor Group") completed the purchase of 1,048,930 shares of the Issuer's Series C Preferred Stock, par value $2.00 per share ("Preferred Shares") and 280,169 shares of the Issuer's Common Stock, par value $.10 per share ("Common Shares") from BT Capital Partners, Inc. for an aggregate purchase price of $1.6 million.

     On August 1, 1996, the Investor Group purchased 25,030
Preferred Shares and 5,503 Common Shares from Bank One, Kentucky,
NA for an aggregate purchase price of $36,110.20.

     On August 7, 1996, the Investor Group purchased 383,026
Preferred Shares and 131,858 Common Shares from Chase Venture
Capital Associates, L.P. for an aggregate purchase price of $552,479.02.

     The individual members of the Investor Group financed their purchases of Preferred and Common Shares with personal funds, bank loans, and working capital. See Item 5 for information concerning the financing arrangements of individual members of the Investor Group.

Item 4.   Purpose of Transaction.

     Donald D. Dreher and Joseph G. Hill, two of the four members of the Investor Group, are currently two of the five members of the Issuer's Board of Directors. Mr. Dreher is the Issuer's Chairman,
President and Chief Executive Officer, and Mr. Hill is the Issuer's Vice-President-Finance, Chief Financial Officer, Secretary, and
Treasurer. In addition, the Preferred Shares purchased by the Investor Group represent 73.0% of the outstanding Preferred Shares. Holders of Preferred Shares are entitled to elect up to two additional directors to the Issuer's Board, a right that the Issuer's Preferred Shareholders currently have not elected to exercise. The Investor Group expects, by virtue of its acquisition of a majority of the Preferred Shares, to exercise the right of the Preferred Shareholders to elect two additional directors to the Issuer's Board of Directors, which would result in members of the Investor Group and their representatives holding four positions on a seven-member board of directors of the Issuer. Therefore, the members of the Investor Group would be in a position to exert significant influence over the conduct of the Issuer's business.

     The 1,456,986 Preferred Shares acquired by the Investor Group are convertible into a total of 1,807,061 Common Shares. The Investor Group also acquired a total of 417,530 Common Shares. Together with the 97,246 Common Shares and the currently exercisable employee stock options to purchase 603,061 Common Shares currently owned by members of the Investor Group, the Investor Group beneficially own a total of 2,924,828 shares or 54.0% of the Common Shares.

        In the future, members of the Investor Group may purchase additional Preferred Shares or Common Shares in open market or privately negotiated transactions, although none of them has any immediate plans to do so. Whether a member of the Investor Group purchases additional Preferred or Common Shares will depend on the member's continuing assessment of pertinent factors, including without limitation the availability of Preferred or Common Shares for purchase at particular price levels, stock market and money market conditions, economic conditions in general, and the condition of the furniture inudstry and the Issuer in particular.

     Except as indicated above or as may be currently under consideration by the Issuer's board of directors, members of the Management Group have no current plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     Members of the Investor Group beneficially own (i) 514,776 currently outstanding Common Shares, (ii) currently exerciseable employee stock options to purchase 603,061 Common Shares, and (iii) 1,456,986 shares of Preferred Stock convertible into 1,807,061 Common Shares, or a total of 2,924,898 shares or 43.8% of the Common Shares.

     Information concerning the beneficial ownership of the individual members of the Investor Group is set forth in the following paragraphs. Except for the purchases of Preferred and Common Shares described in Item 3 above, none of the members of the Investor Group has engaged in any transactions in the Common Shares or securities convertible into the Common Shares during the past sixty days.

     Donald D. Dreher owns 143,519 Common Shares, options to purchase 445,093 Common Shares granted under the Issuer's employee benefit plans, and 45,531 Preferred Shares convertible into 56,471 Common Shares. Mr. Dreher has sole voting and dispositive power with respect to these shares. Mr. Dreher is the beneficial owner of a total of 588,612 shares or 16.9% of the Common Shares. Mr. Dreher purchased Preferred and Common Shares referenced in Item 3 with personal funds.

     Joseph G. Hill owns 18,246 Common Shares, currently exerciseable options to purchase 157,968 Common Shares granted under the Issuer's employee benefit plans, and 45,531 Preferred Shares convertible into 56,471 Common Shares. Mr. Hill has sole voting and dispositive power with respect to these shares. Mr. Hill is the beneficial owner of 245,773 shares or 7.7% of the Common Shares. Mr. Hill purchased Preferred and Common Shares in the transactions referenced in Item 3 using personal funds.

     Pattco, Inc. owns 260,956 Common Shares and 910,616 Preferred Shares convertible into 1,129,413 Common Shares with respect to which Pattco, Inc. has sole voting and dispositive power. Pattco, Inc. is the beneficial owner of a total of 1,390,369 shares or 33.7% of the Common Shares. Pattco purchased Preferred and Common Shares in the transactions referenced in Item 3 using working capital. James A. Patterson may be deemed to be the beneficial owner of the shares owned by Pattco, Inc. by virtue of Mr. Patterson's ownership of a controlling interest in Pattco, Inc.

     C. Edward Glasscock owns 100,387 Common Shares and 332,858 Preferred Shares convertible into 412,836 Common Shares with respect to which he has sole voting and dispositive power. Mr. Glasscock is the beneficial owner of 513,223 shares or 15.0% of the Common Shares. Mr. Glasscock used personal funds and the proceeds of a $250,000 bank loan to purchase Preferred and Common Shares in the transactions referenced in Item 3. Mr. Glasscock pledged the Preferred and Common Shares acquired by him as collateral for the loan which was made in the ordinary course of the lender's banking business.

     Charles S. Cassis owns 15,519 Common Shares and 54,154 Preferred Shares convertible into 67,166 Common Shares with respect to which he has sole voting and dispositive power. Mr. Cassis is the benefical owner of 82,685 shares or 2.7% of the Common Shares. Mr. Cassis purchased Preferred and Common Stock in the transactions referenced in Item 3 using personal funds.

     R. James Straus owns 5,871 Common Shares and 20,489 Preferred Shares convertible into 25,412 Common Shares with respect to which he has sole voting and dispositive power. Mr. Straus is the beneficial owner of 31,283 shares or 1.0% of the Common Shares. Mr. Straus purchased Preferred and Common Stock in the transactions referenced in Item 3 using personal funds.

     Scott W. Dolson owns 3,914 Common Shares and 13,659 Preferred Shares convertible into 16,941 Common Shares with respect to which he has sole voting and dispostive power. Mr. Dolson is the beneficial owner of 20,855 shares or 0.7% of the Common Shares. Mr. Dolson purchased Preferred and Common Stock in the transactions referenced in Item 3 using personal funds.

     James A. Giesel owns 3,610 Common Shares and 9,106 Preferred Shares convertible into 11,294 Common Shares with respect to which he has sole voting and dispositive power. Mr. Giesel is the beneficial owner of 13,904 shares or 0.5% of the Common Shares. Mr. Giesel purchased Preferred and Common Stock in the transactions referenced in Item 3 using personal funds.

     Mark R. Feather owns 3,610 Common Shares and 9,106 Preferred Shares convertible into 11,294 Common Shares with respect to which he has sole voting and dispositive power. Mr. Feather is the beneficial owner of 13,904 shares or 0.5% of the Common Shares. Mr. Feather purchased Preferred and Common Stock in the transactions referenced in Item 3 using personal funds.

     Arthur S. Beeman owns 3,610 Common Stock and 9,106 Preferred Shares convertible into 11,294 Common Shares with respect to which he has sole voting and dispositive power. Mr. Beeman is the beneficial owner of 13,904 shares or 0.5% of the Common Shares. Mr. Beeman is the beneficial owner of 13,904 shares or 0.5% of the Common Shares. Mr. Beeman purchased Preferred and Common Stock in the transactions referenced in Item 3 using personal funds.

     Alan K. MacDonald owns 1,957 Common Shares and 6,830 Preferred Shares convertible into 8,472 Common Shares with respect to which he has sole voting and dispositive power. Mr. MacDonald is the beneficial owner of 10,429 shares or 0.3% of the Common Shares. Mr. MacDonald is the beneficial owner of 13,904 shares or 0.5% of the Common Shares. Mr. MacDonald purchased Preferred and Common Stock in the transactions referenced in Item 3 using personal funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Dreher has entered into an employment agreement with the Issuer for the period January 1, 1996 through December 31, 1998, pursuant to which Mr. Dreher serves as Chairman, President and Chief Executive Officer at an annual salary of $275,000 which is reviewed annually. In addition, Mr. Dreher can earn a bonus with respect to each year of his employment payable in newly issued Common Shares having a market value equal to 59.3% of any cash bonus for such year earned by Mr. Dreher pursuant to the formula contained in his employment agreement.

     Mr. Hill has entered into an employment agreement with the Issuer for the period April 1, 1995 through March 31, 1997, pursuant to which he serves as Vice-President-Finance, Chief Financial Officer of the Issuer at an initial annual salary of $155,000 which is reviewed annually. In addition, Mr. Hill can earn a bonus with respect to each year of his employment payable in newly issued Common Shares having a market value equal to 45.45% of the bonuses earned by Mr. Hill for such year pursuant to the formula contained in his employment agreement, up to a maximum of 25% of weighted average base salary.

     Mr. Dreher and Mr. Hill each have entered into a severance agreement with the Issuer, which have been automatically renewed through December 31, 2000. The severance agreements provide, among other things, for the payment of certain compensation to them following termination of employment other than for cause after a change in control of the Issuer. These severance agreements are described in greater detail on pages 11 and 12 of the Issuer's Definitive Proxy Statement dated December 29, 1995, the applicable portions of which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 99.1  Agreement to File as a Group

          Exhibit 99.2 Employment Agreement with Donald D. Dreher is incorporated by reference to Exhibit 10.1 to the Issuer's
Current Report on Form 8-K dated April 22, 1996 (the "April 1996 8-K").

          Exhibit 99.3 Employment Agreement with Joseph G. Hill is incorporated by reference to Exhibit 10.2 to the April 1996 8-K.

          Exhibit 99.4 Severance Agreement with Donald D. Dreher is incorporated by reference to the Issuer's 1993 10-K.

          Exhibit 99.5 Severance Agreement with Joseph G. Hill is incorporated by reference to the Issuer's 1993 10-K.

          Exhibit 99.6  Promissory Note and Commercial Security Agreement.

                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/Donald D. Dreher

                              Date: August 7, 1996


                              /s/Joseph G. Hill

                              Date: August 7, 1996


                              PATTCO, INC.

                              By /s/ James A Patterson, Chairman
                              and President

                              Date: August 7, 1996


                              /s/James A. Patterson

                              Date: August 7, 1996


                              /s/ C. Edward Glasscock

                              Date: August 7, 1996


                              /s/ Charles S. Cassis

                              Date: August 7, 1996


                              /s/ R. James Straus

                              Date: August 7, 1996


                              /s/ Scott W. Dolson

                              Date: August 7, 1996


                              /s/ James A. Giesel

                              Date: August 7, 1996


                              /s/ Mark R. Feather

                              Date: August 7, 1996


                              /s/ Arthur S. Beeman

                              Date: August 7, 1996


                              /s/Alan K. MacDonald

                              Date:  August 7, 1996